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                             September 10, 2020

       Khurram P. Sheikh
       Chief Executive Officer
       KINS Technology Group Inc.
       Four Palo Alto Square, Suite 200
       3000 El Camino Real
       Palo Alto, CA 94306

                                                        Re: KINS Technology
Group Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
14, 2020
                                                            CIK No. 0001820875

       Dear Mr. Sheikh:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted August 14, 2020

       Our certificate of incorporation will require . . ., page 73

   1. We note your disclosure that the exclusive forum provision in your certificate of incorporation will not
apply to suits brought to enforce a duty or liability created by the
                                                        Securities Act, the
Exchange Act or any other claim for which federal courts have exclusive jurisdiction.
Please revise your disclosure to state that investors will not be deemed to have waived
the company   s compliance with the federal securities laws and the
                                                        rules and regulations
thereunder. Your certificate of incorporation, filed as Exhibit 3.1, does not reference
either Act. If the exclusive forum provision does not apply to actions arising under the
Securities Act or Exchange Act, please ensure that the exclusive forum
 Khurram P. Sheikh
KINS Technology Group Inc.
September 10, 2020
Page 2
      provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Jean Yu, Assistant
Chief Accountant, at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                             Sincerely,
FirstName LastNameKhurram P. Sheikh
                                                             Division of
Corporation Finance
Comapany NameKINS Technology Group Inc.
                                                             Office of
Manufacturing
September 10, 2020 Page 2
cc:       Gregg A.Noel, Esq.
FirstName LastName